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08029067

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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OMB Number: 3235-0123
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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 51486

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/07 (MM/DD/YY) AND ENDING 12/31/07 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

OFFICIAL USE ONLY
FIRM I.D. NO.

Pointe Atlantic, Inc.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

1413 S. Howard Ave. Suite 220
(No. and Street)

Tampa (City) Florida (State) 33606 (Zip Code)

PROCESSED
MAR 24 2008
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Peter M. Peterson
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in the Report*

Carr, Riggs & Ingram, LLC
(Name – *if individual, state last, first, middle name*)

1031 W. Morse Blvd., Suite 200, Winter Park, Florida 32789
(Address) (City) (State) (Zip Code)

SEC
Mail Processing
Section
FEB 29 2008
Washington, DC
101

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

OATH OR AFFIRMATION

I, Peter M. Peterson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Pointe Atlantic, Inc., as of December 31, 2007, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer of director, has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

LYNNMARIE BOLTZE
MY COMMISSION # DD486851
EXPIRES: Oct. 30, 2009
(407) 398-0153 Florida Notary Service.com

Notary Public

Signature

PRESIDENT

Title

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Pursuant to Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements

Pointe Atlantic, Inc.

December 31, 2007

CARR, RIGGS & INGRAM, LLC

1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789

P | 407.644.7455
F | 407.628.5277
www.cricpa.com

CRI
CARR
RIGGS &
INGRAM

Independent Auditor's Report

Board of Directors
Pointe Atlantic, Inc.
Tampa, Florida

We have audited the accompanying statement of financial condition of Pointe Atlantic, Inc. as of December 31, 2007, and the related statements of income, changes in shareholder's equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Pointe Atlantic, Inc. as of December 31, 2007, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in the supplementary schedules, computation of net capital and computation of aggregate indebtedness, as of December 31, 2007, is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Carr Riggs & Ingram LLC

February 22, 2008

POINTE ATLANTIC, INC.

STATEMENT OF FINANCIAL CONDITION

DECEMBER 31, 2007

ASSETS

Cash	$ 7,514
Clearing deposit	25,024
	$ 32,538

LIABILITIES AND SHAREHOLDER'S EQUITY

Accounts payable and income taxes payable	$ 7,768
Shareholder's equity:	
Common stock, $.01 par value, 100 shares authorized, issued and outstanding	1
Additional paid-in capital	24,769
Retained earnings	-
	24,770
	$ 32,538

See notes to financial statements.

POINTE ATLANTIC, INC.

STATEMENT OF INCOME

YEAR ENDED DECEMBER 31, 2007

Revenues:	
Commission and placement fee income	$ 22,300
Interest and other income	35,457
	57,777
Expenses:	
Commissions	2,812
Selling, general, and administrative	32,800
	35,612
Net income before provision for income taxes	22,165
Provision for income taxes	4,127
Net income	$ 18,038

See notes to financial statements.

POINTE ATLANTIC, INC.

STATEMENT OF SHAREHOLDER'S EQUITY

YEAR ENDED DECEMBER 31, 2007

	Common Stock		Additional Paid-In	Retained	
	Shares	Amount	Capital	Earnings	Total
Balances, January 1, 2007	100	$ 1	$ 13,488	$ 3,644	$ 17,133
Capital contributions	-	-	45,949	-	45,949
Distributions	-	-	-	(21,682)	(21,682)
Return of capital	-	-	(34,668)	-	(34,668)
Net income for the year ended December 31, 2007	-	-	-	18,038	18,038
Balances, December 31, 2007	100	$ 1	$ 24,769	$ -	$ 24,770

See notes to financial statements.

POINTE ATLANTIC, INC.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2007

Cash flows from operating activities:	
Net income	$ 18,038
Adjustments to reconcile net income to net cash used by operating activities:	
Decrease in accounts receivable	886
Increase in clearing deposit	(10,024)
Decrease in due to affiliates	(41,566)
Increase in accounts payable and income taxes payable	5,870
Total adjustments	(44,834)
Net cash used by operating activities	(26,796)
Cash flows from financing activities:	
Capital contributions	45,949
Return of capital	(15,001)
Net cash provided by financing activities	30,948
Net increase in cash	4,152
Cash at beginning of year	3,362
Cash at end of year	$ 7,514

See notes to financial statements.

POINTE ATLANTIC, INC.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2007

1. Nature of operations and summary of significant accounting policies:

Nature of operations and organization:

Pointe Atlantic, Inc. (the "Company") was formed as Eitel & Co., from January 1, 2006 through June 25, 2006. In 2006, the Company changed its name to Pointe Atlantic, Inc. The Company is a broker-dealer in securities registered with the Securities and Exchange Commission (the "SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA", formerly the NASD). The Company is a wholly owned subsidiary of Aspen Capital Partners, LLC (the "Parent"). In 2007, all of the stock of the Company was sold by the former shareholder to Aspen Capital Partners, LLC. The Company clears all of its securities transactions with and for customers on a fully disclosed basis.

Revenue and expense recognition:

The revenue of the Company is derived primarily from commissions earned on the sale of mutual funds and private placement fees. Commission income is recorded as of the trade date of the securities. Commissions that are not known at the trade date or are not able to be estimated are recorded when received.

Placement fees:

Placement fee revenues arise from securities offerings in which the Company acts as an agent or a sub-agent. Placement fees are recorded at the earlier of the date of the closing of the security purchase by the investor or the date the underlying investment breaks escrow and the realization of the placement fees is assured.

Computation of customer reserve:

The Company is exempt from customer reserve requirements and providing information relating to possession or control of securities pursuant to rule 15c3-3 of the Securities Exchange Act of 1934. The Company meets the exempting provisions of paragraph (k)(2)(ii).

Income taxes:

Income taxes are determined in accordance with Statement of Financial Accounting Standards ("SFAS") No. 109, which requires an asset and liability approach for financial accounting and reporting of income taxes. Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial reporting amounts at each year end based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established when necessary to reduce deferred tax assets to the amount expected to be realized.

Use of estimates:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain amounts and disclosures. Accordingly, actual results may differ from those estimates.

POINTE ATLANTIC, INC.

NOTES TO FINANCIAL STATEMENTS - CONTINUED

YEAR ENDED DECEMBER 31, 2007

2. Net capital requirements:

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital at an amount equal to the greater of $5,000 or 6 ⅔% of aggregate indebtedness, and requires that the ratio of aggregate indebtedness to net capital not exceed 15 to 1.

At December 31, 2007, the Company had excess net capital of $19,770 and a net capital ratio of .31 to 1.

3. Liability subordinated to the claims of creditors:

None of the Company's liabilities have been subordinated to the claims of general creditors at December 31, 2007.

4. Income taxes:

The income tax provision is summarized as follows:

Current	
Federal	$ 3,183
State	944
	$ 4,127

The Company's effective income tax rate is lower than what would be expected if the federal statutory rate were applied to income from continuing operations because of the surtax exemption.

5. Related party transactions:

In 2007, the Company entered into a one-year lease agreement with the Parent for office space. Monthly rent is $2,000 and the lease matures on August 31, 2008. Lease expense for the year ended December 31, 2007 was $8,000. No amounts were owed to the Parent as of December 31, 2007.

6. Supplementary disclosures of cash flow information:

Cash was paid during the year for:

Interest	$ -
Income taxes	$ -

Non-cash investing and financing transactions:

For the year ended December 31, 2007, there were distributions of assets of $21,682 and return of capital in the form of assets of $19,667 made to the former shareholder.

POINTE ATLANTIC, INC.

COMPUTATION OF NET CAPITAL UNDER
RULE 15c3-1 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Net capital:	
Shareholder's equity	$ 24,770
Reconciliation with the Company's computation (included in Part II of Form X-17A-5 as of December 31, 2007):	
Net capital, as reported in the Company's Part II FOCUS Report	$ 27,948
Adjustments:	
Audit adjustment to record income taxes payable	(3,179)
Rounding	1
	$ 24,770

See auditor's report.

POINTE ATLANTIC, INC.

COMPUTATION OF AGGREGATE INDEBTEDNESS UNDER
RULE 17a-5 OF SECURITIES AND EXCHANGE COMMISSION

DECEMBER 31, 2007

Aggregate indebtedness:	
Accounts payable and income taxes payable	$ 7,768
Ratio of aggregate indebtedness to net capital	.31 to 1

See auditor's report.

CARR, RIGGS & INGRAM, LLC
1031 West Morse Boulevard
Suite 200
Winter Park, FL 32789
P | 407.644.7455
F | 407.628.5277
www.cricpa.com

CRI
CARR
RIGGS &
INGRAM

Independent Auditor's Report
On Internal Control Required By SEC Rule 17a-5

Board of Directors
Pointe Atlantic, Inc.
Tampa, Florida

In planning and performing our audit of the financial statements and supplemental schedules of Pointe Atlantic, Inc., (the "Company") as of and for the year ended December 31, 2007, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities Exchange Commission, (the "SEC"), we have made a study of the practices and procedures followed by the Company including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition that the transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *control deficiency* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect misstatements on a timely basis. A *significant deficiency* is a control deficiency, or combination of control deficiencies, that adversely affects the entity's ability to initiate, authorize, record, process, or report financial data reliably in accordance with generally accepted accounting principles such that there is more than a remote likelihood that a misstatement of the entity's financial statements that is more than inconsequential will not be prevented or detected by the entity's internal control.

A *material weakness* is a significant deficiency, or combination of significant deficiencies, that results in more than a remote likelihood that a material misstatement of the financial statements will not be prevented or detected by the entity's internal control.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above. However, we identified certain deficiencies in internal control that we consider to be significant deficiencies, and communicated them in writing to management and those charged with governance on February 22, 2008.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2007, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Carr Riggs & Ingram LLC

February 22, 2008

END